P.E. 2/11/02

02016038

RECD S.E.C.
FEB 2 0 2002
080

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

DUCATI MOTOR HOLDING SPA
(Translation of Registrant's Name Into English)

PROCESSED
FEB 2 2 2002
THOMSON FINANCIAL

Via Cavalieri Ducati, 3
40132 Bologna
Italy

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X__

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__)

DUCATI ANNOUNCES FIFTH CONSECUTIVE YEAR OF RECORD PROFITS FOR 2001
- Net profit, excluding extraordinary gains in 2000, up 176% -
- World Ducati Week enrollment open: tens of thousands of fans expected -

Bologna, Italy, February 15, 2002 - Ducati Motor Holding S.p.A. (NYSE: DMH and Borsa Italiana S.p.A: DMH), a leading manufacturer of high performance motorcycles, today announced record financial results for 2001. Net profit, excluding extraordinary gains in 2000, was up 176%.

For 2001, as previously reported, revenues were Euro 407.8 million representing like-for-like growth of 9.3% over 2000. Total sales were up 7.5% from Euro 379.5 million during the previous year. This discrepancy is due to a decrease of "miscellaneous other sales" of Euro 6.5 million, reflecting the one-off buy-back of inventory by the newly established UK subsidiary from the previous importer in January 2000. Revenues from Ducati motorcycles increased 9.2% to Euro 345.5 million and represented 84.7% of revenues. Motorcycle-related products rose 9.8% to Euro 61.4 million over last year.

For the fourth quarter, revenues were Euro 124.4 million representing a growth of 18.9% over 2000.

Gross margin for 2001 was 40.8% versus 39.7% in the previous year, mainly attributable to production efficiencies and the positive effect of motorcycle-related products sales.

In 2001, EBITDA (Earnings Before Interest Depreciation and Amortization) increased 10.1% to Euro 66.1 million from Euro 60.0 million last year, representing 16.2% of sales versus 15.8% of the previous year. This is mainly thanks to the factors mentioned above and increased sponsorship revenues more than off-setting US restructuring costs. R&D investments for the Moto GP were 0.4% of revenues.

2001 net income was Euro 10.6 million, slightly higher than the Euro 10.5 million in 2000. However, stripping out the one-off profit pick-up of Euro 6.7 million from the revaluation of the Ducati brand name in 2000, net income for 2001 increased 176% over previous year. This was mainly thanks to improved operating profits, lower financial charges and lower taxes.

"I am very pleased that Ducati has delivered record results, by any measurement, for the fifth year in a row," said Carlo Di Biagio, Ducati Chief Executive Officer. "2001 has been a very busy year for the Company, and the results are impressive - especially given the challenges of the economic environment. Our new models, especially the 998 Testastretta and the Monster 620 Injection, are being received with enthusiasm by the market. In Autoby, *the most popular motorcycle Magazine in Japan, for example, the 998R was voted motorcycle of the year for 2001."*

"In particular, three things stand out in 2001: a phenomenal tenth victory in twelve years in the World Superbike Championship; the announcement of an exciting new family, the Ducati Multistrada, available in 2003; and full year "quality" earnings almost trebling."

While official world registrations data for the period are not yet available, the Company's best estimates suggest that they were up 10% in the fourth quarter of 2001, continuing the improving pattern over the year with Q1 down 8%, Q2 up 2% and Q3 up 9%. Full year 2001 registrations increased 2% over 2000 with sustained strength in Japan (+51%), UK (+10%) and France (+8%) and weakness in the US (-14%) and in Italy (-3%).

New independent Ducati Stores exclusively selling Ducati motorcycles and accessories continued to open around the world, including new stores in Cape Town in South Africa, Mittelland in Switzerland, Berlin in Germany and Foggia in Italy, bringing the total to 92.

"Given the still significant uncertainties the world economy faces," stated Enrico D'Onofrio, Ducati Chief Financial Officer, "our guidance for 2002 is high single digit top line growth, delivering an EBITDA margin around 16%."

Ducati's net debt at December 31, 2001 was Euro 112.9 million, increasing versus the Euro 97.4 million at the same date a year earlier. The company's net debt to total capitalization ratio was 42% at December 31, 2001 versus 41% at the same date a year earlier.

"Ducati's priorities for the future are clear", said Mr. Di Biagio. "We will stay focused on building our brand around the globe; on revamping operations in the US; and, above all, on innovating our products to drive our growth."

"And of course we are busily preparing the ground for this year's World Ducati Week in June. It is going to be spectacular. In 2000, over 20,000 people came just for a weekend. This year the event is seven days long, and we are expecting record numbers. We have just opened enrollment and all Ducati fans are invited to join us by signing up on Ducati.com."

A conference call with management will take place at 16.00 Milan time, 15.00 GMT or 10.00 EST. To access the call, please go to www.ducati.com, and click on Ducati Investor Relations in the Ducati News section.

PLEASE NOTE: These results are still subject to final approval and may be changed. Final approved data will be announced on March 8, 2002, and following the Board of Directors' Meeting on March 7, 2002.

Founded in 1926, Ducati builds racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. Ducati has won nine of the last eleven World Superbike Championship titles and more individual victories than the competition put together. The Company produces motorcycles in four market segments which vary in their technical and design features and intended customers: Superbike, Supersport, Monster and SportTouring. The company's motorcycles are sold in more than 40 countries worldwide, with a primary focus in the Western European and North American markets. For more information about the Company, please visit our web site at http://www.ducati.com.

This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, as described in the Company's 2000 annual report, filed with the U.S. Securities and Exchange Commission on Form 20-F, dated July 2, 2001.

For further information, please contact:

Christopher Spira
Director, Investor Relations and Corporate Communications
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
Bologna 40132
Italy

Main Tel: + 39 051 6413 111
Direct tel: + 39 051 6413 222
Direct fax: + 39 051 6413 223

Ducati Motor Holding S.p.A. and Subsidiaries
Net Sales and Shipment Data

	Three Months Ended Dec, 31 2001	Three Months Ended Dec, 31 2000	Three Months Ended Dec, 31 2001	Three Months Ended Dec, 31 2000
Net Sales (Euro in thousands, US$ in thousands)				
Motorcycles	€ 109.088	€ 90.673	$ 96.139	$ 79.910
Spare Parts, Accessories, Apparel	14.969	13.745	13.192	12.113
Miscellaneous Other	326	176	287	155
Total net sales	€ 124.383	€ 104.594	$ 109.618	$ 92.178

Ducati Units Motorcycle shipments:			% Change
North America	3.164	2.830	+11,8%
Main European market	5.983	5.512	+8,5%
Japan	704	347	+102,9%
Rest of World	1.726	1.798	-4,0%
Total	11.577	10.487	+10.4%
Motorcycle product mix:			
Sport Segment (Superbike & Supersport)	5.735	4.857	+18,1%
Sport Naked	4.957	4.545	+9,1%
Sport Touring	885	1.085	-18,4%
Total	11.577	10.487	+10,4%
Unofficial Motorcycle Registrations:			% Change
North America	1.015	1.487	-32%
Main European market	2.781	1.994	+39%
Japan	727	455	+60%
Rest of World	849	967	-12%
Total	5.372	4.903	+10%

Ducati Motor Holding S.p.A. and Subsidiaries
Net Sales and Shipment Data

	Twelve Months Ended		Twelve Months Ended	
	Dec, 31 2001	Dec, 31 2000	Dec, 31 2001	Dec, 31 2000
Net Sales (Euro in thousands, US$ in thousands)				
Motorcycles	€ 345.475	€ 316.354	$ 304.467	$ 278.803
Spare Parts, Accessories, Apparel	61.390	55.889	54.103	49.255
Miscellaneous Other	950	7.291	837	6.425
Total net sales	€ 407.815	€ 379.534	$ 359.407	$ 334.484

	Dec, 31 2001	Dec, 31 2000	% Change
Ducati Units			
Motorcycle shipments:			% Change
North America	6.801	7.619	-10,7%
Main European market	24.485	23.846	+2,7%
Japan	3.334	1.932	+72,6%
Rest of World	5.396	5.690	-5,2%
Total	40.016	39.087	+2,4%
Motorcycle product mix:			
Sport Segment (Superbike & Supersport)	16.253	16.347	-0,6%
Sport Naked	20.125	19.659	+2,4%
Sport Touring	3.638	3.081	+18,1%
Total	40.016	39.087	+2,4%
Unofficial Motorcycle Registrations:			% Change
North America	6.021	7.002	-14,0%
Main European market	24.112	23.696	+1,8%
Japan	3.546	2.342	+51,4%
Rest of World	5.290	5.090	+3,9%
Total	38.969	38.130	+2,2%

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands, US$ in thousands, except per share and share amounts)

	Three Months Ended		Three Months Ended		
	Dec. 31 2001	Dec. 31 2000	Dec. 31 2001	Dec. 31 2000	Percent Change
Net Sales	€ 124.383	€ 104.594	$ 109.619	$ 92.179	+18,9%
Cost of goods sold	(73.492)	(61.518)	(64.760)	(54.216)	
Gross Profit	60.891	43.076	44.860	37.963	+16,1%
Other operating revenues	2.797	1.404	2.465	1.237	
SG&A expenses	(35.758)	(26.667)	(31.514)	(22.620)	
Other operating income	(230)	(80)	(203)	(71)	
Depreciation & amortization	(11.648)	(7.373)	(10.285)	(6.498)	
Operating Income/(loss)	6.052	11.360	5.333	10.012	-46,7%
Financing expense, net	(2.484)	(7.988)	(2.189)	(7.040)	
Other non-operating income/(expense), net	(214)	6.841	(189)	6.029	
Profit/(loss) before income taxes and min.interest	3.354	10.213	2.958	9.001	-67,2%
Income taxes	(1.785)	(3.446)	(1.572)	(3.036)	
Net profit/(loss)	€ 1.569	€ 6.768	$ 1.383	$ 5.965	-76,8%
Earnings per share	€ 0,01	€ 0,04	$ 0,01	$ 0,04	
Shares outstanding	158.500.963	158.271.963	158.500.963	158.271.963	

Other Financial Data					Percent Change
Motorcycles Produced (Units)	8.911	9.672			-7,9%
Motorcycles Sold (Units)	11.577	10.497			+10,4%
Unofficial Registrations (Units)	5.372	4.903			+9,6%
EBITDA	17.498	18.916	15.410	16.671	-7,5%
EBITDA Margin	14,1%	18,1%			

Note : On December 31, 2001 US$1 = 0,8813 Euros

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands, US$ in thousands, except per share and share amounts)

	Twelve Months Ended		Twelve Months Ended		
	Dec, 31 2001	Dec, 31 2000	Dec, 31 2001	Dec, 31 2000	Percent Change
Net Sales	€ 407.815	€ 379.534	$ 359.407	$ 334.483	+7,5%
Cost of goods sold	(241.266)	(228.890)	(212.628)	(201.721)	
Gross Profit	166.549	150.644	146.779	132.763	+10,6%
Other operating revenues	7.547	4.952	6.651	4.364	
SG&A expenses	(107.874)	(95.463)	(95.069)	(84.132)	
Other operating income	(94)	(141)	(83)	(124)	
Depreciation & amortization	(34.580)	(29.593)	(30.475)	(26.080)	
Operating income/(loss)	31.548	30.399	27.803	26.791	+3,8%
Financing expense, net	(12.073)	(19.429)	(10.640)	(17.123)	
Other non-operating income/(expense), net	(28)	6.702	(25)	5.906	
Profit/(loss)before income taxes and min.interest	19.447	17.672	16.938	15.574	+10,0%
Income taxes	(8.894)	(7.189)	(7.638)	(6.337)	
Net profit/(loss)	€ 10.553	€ 10.483	$ 9.300	$ 9.239	+1,0%
Earnings per share	€ 0,07	€ 0,07	$ 0,06	$ 0,06	
Shares outstanding	158.500.963	158.271.963	158.500.963	158.271.963	

Other Financial Data					Percent Change
Motorcycles Produced (Units)	40.692	39.549			+2,9%
Motorcycles Sold (Units)	40.016	39.087			+2,4%
Unofficial Registrations (Units)	38.969	38.130			+2,2%
EBITDA	66.100	60.036	58.254	52.910	+10.1%
EBITDA Margin	16,2%	15,8%			

Note · On December 31, 2001 US$1= 0,8813 Euros

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands, except per share and share amounts)

	Period Ended December 31, 2001		Period Ended December 31, 2000	
	€	%	€	%
Current assets				
Cash and cash equivalents	23.706		13.764	
Trade receivables, net	98.028		80.487	
Inventories	97.636		89.015	
Other current assets	11.127		13.842	
Total current assets	230.497	53,3%	197.108	50,6%
Non current assets				
Property, plant and equipment-net	54.070		51.110	
Intangible fixed assets, net	132.505		140.666	
Equity investments	2		84	
Other long-term assets	15.611		605	
Total non current assets	202.188	46,7%	192.465	49,4%
Total assets	432.686	100,0%	389.573	100,0%
Current liabilities				
Short-term bank borrowings	38.869		11.129	
Current portion of long-term debt	2.270		-	
Accounts payable - trade	86.749		83.703	
Income and other taxes payables	3.732		12.838	
Other current liabilities	16.765		20.500	
Provisions for risks and charges - current portion	9.150		10.078	
Total current liabilities	157.535	36,4%	138.248	35,5%
Long-term liabilities				
Long-term debt, net of current portion	91.000		100.000	
Employees' leaving entitlement	5.719		4.775	
Deferred income taxes	1.044		35	
Other long-term liabilities	19.485		170	
Provision for risks and charges - long term portion	3.305		3.306	
Total long-term liabilities	120.553	27.9%	108.286	27.8%
Total liabilities	278.088		246.534	
Total Group shareholders' equity	154.597	35,7%	143.039	36,7%
Total liabilities and shareholders' equity	432.685	100%	389.573	100%

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(US$ in thousands, except per share and share amounts)

	Period Ended December 31, 2001		Period Ended December 31, 2000	
	US$	%	US$	%
Current assets				
Cash and cash equivalents	20.892		12.130	
Trade receivables, net	86.391		70.934	
Inventories	86.047		78.449	
Other current assets	9.806		12.199	
Total current assets	203.136	53,3%	173.712	50,6%
Non current assets				
Property, plant and equipment-net	47.652		45.043	
Intangible fixed assets, net	116.777		123.969	
Equity investments	1		74	
Other long-term assets	13.758		533	
Total non current assets	178.188	46,7%	169.619	49.4%
Total assets	381.324	100,0%	343.331	100,0%
Current liabilities				
Short-term bank borrowings	34.256		9.808	
Current portion of long-term debt	2.000		-	
Accounts payable - trade	76.452		73.768	
Income and other taxes payables	3.289		11.314	
Other current liabilities	14.774		18.066	
Provisions for risks and charges - current portion	8.064		8.882	
Total current liabilities	138.834	31,1%	121.838	35,5%
Long-term liabilities				
Long-term debt, net of current portion	80.198		88.130	
Employees' leaving entitlement	5.039		4.208	
Deferred income taxes	920		31	
Other long-term liabilities	17.173		150	
Provisionfor risks and charges - long term portion	2.913		2.913	
Total long-term liabilities	106.243	36,4%	95.432	27,8%
Total liabilities	245.077		217.270	
Total Group shareholders' equity	136.247	35,7%	126.061	36,7%
Total liabilities and shareholders' equity	381.324	100,0%	343.331	100,0%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCATI MOTOR HOLDING S.p.A.

By: ______________________

Name: Federico Minoli

Title: Chairman

Date: February 20, 2002